Monthly Report - October, 2014

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $       949,592       44,559,316
Change in unrealized gain (loss) on open         6,317,960        1,239,508
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                0            7,945
      obligations
   Change in unrealized gain (loss) from U.S.      (26,220)            8,879
      Treasury obligations
Interest Income 			            20,806          245,496
Foreign exchange gain (loss) on
     margin deposits    			   (90,021)        (178,210)
				                ------------    -------------
Total: Income 				          7,172,117       45,882,934

Expenses:
   Brokerage commissions 		          1,176,061       12,978,826
   Management fee 			             31,016          343,022
   20.0% New Trading Profit Share 	             90,157           90,157
   Custody fees 		       	                862           48,212
   Administrative expense 	       	             61,812        1,139,801
					        ------------    -------------
Total: Expenses 		                  1,359,908       14,600,018
Net Income(Loss)			   $      5,812,209       31,282,916
for October, 2014

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (228,619.921    $     5,858,861    237,413,012    243,271,873
units) at September 30, 2014
Addition of 		 	              0        100,000        100,000
95.568 units on October 1, 2014
Redemption of 		 	              0    (2,947,460)    (2,947,460)
(2,733.923) units on  October 31, 2014*
Net Income (Loss)               $       169,373      5,642,836      5,812,209
for October, 2014
         			   -------------   -------------   -----------


Net Asset Value at October 31, 2014
(226,047.000 units inclusive
of 65.434 additional units) 	      6,028,234    240,208,388    246,236,622
				  =============  ============= ==============


		GLOBAL MACRO TRUST October 2014 UPDATE
                      Year to Date     Net Asset
Series	  October ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       2.36% 	  12.36%  $    1,071.10	  209,776.850 $   224,692,600
Series 2       2.20% 	  15.81%  $    1,292.51	       39.121 $        50,564
Series 3       2.22% 	  16.05%  $    1,306.99	   14,025.905 $    18,331,680
Series 4       2.89% 	  18.58%  $    1,433.83	    2,205.124 $     3,161,778

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			November 11, 2014
Dear Investor:


After a month of turbulent price fluctuations, the Trust posted a solid gain in October as profits from trading interest rate, energy and metal futures outpaced the losses from trading agricultural commodity futures, stock index futures, and currency forwards.

Long positions in U.S. note, bond and short term interest rate futures were particularly profitable as the Federal Reserve signaled that it would leave rates low for "a considerable time" even after announcing the end to its extraordinary quantitative easing program. Long positions in British, Japanese, European, Canadian and Australian interest rate futures were also profitable. The start of the ECB's asset purchase program during October and the surprise announcement on the last day of October by the Bank of Japan that it was expanding its already record stimulus program also underpinned the rally in these markets.

Short positions in Brent crude oil and London gas oil were profitable as energy prices dropped sharply under the weight of increased production from both outside and inside OPEC and due to slackening demand, especially from Europe.

A short silver trade generated a gain as prices fell in the wake of the Fed's ending of QE which caused the market to perceive a reduced need for safe haven purchases of precious metals. Meanwhile, long aluminum and zinc positions were profitable due to continuing supply restrictions.

Stock index futures prices were highly volatile in October, falling sharply before rallying near month end. On balance, equity futures were fractionally unprofitable for the month. Long positions in Dutch, Spanish, British, Canadian, Korean and U.S small cap equity futures were unprofitable, as was a short VIX trade. On the other hand, long positions in Japanese equity futures were profitable following the Bank of Japan's unexpected easing action. Long Taiwan and NASDAQ stock futures trades were also fractionally profitable.

Grain trading was unprofitable as prices, which have been declining due to record harvests and inventories, rebounded somewhat on strong export demand. Consequently, short corn, wheat, soybean, soybean oil and soybean meal positions registered losses. Livestock trading was flat. Finally, a long cocoa trade was marginally unprofitable on signs of lower than anticipated Asian and European demand.

Currency trading was unsettled during October, but had no major impact on the Trust's profits. Long dollar trades versus the currencies of Japan, Russia, Norway, Poland, Singapore, Sweden, Israel and Brazil were profitable, as was a short dollar trade against the Indian rupee. On the other hand, long positions in the Aussie dollar, pound sterling, New Zealand dollar and Canadian dollar, and trading of the Chilean, Korean, Mexican, South African and Turkish units was unprofitable. Also, short euro trades against the Turkish lira and South African rand generated gains, while a long Aussie/short yen trade and trading the euro against the Hungarian forint and Norwegian krone were unprofitable.



  				  Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman